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                              DEWEY BALLANTINE LLP

                           1301 AVENUE OF THE AMERICAS
                               NEW YORK 10019-6092
                        TEL 212 259-8000 FAX 212 259-6333






AILEEN MEEHAN
212-259-6910
AMEEHAN@DBLLP.COM


                                          May 8, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0305

Attn: Mr. Jeffrey Riedler, Assistant Director

      RE:   DARWIN PROFESSIONAL UNDERWRITERS, INC.
            AMENDMENT NO. 3 TO FORM S-1 REGISTRATION STATEMENT
            (THE "REGISTRATION STATEMENT") FILE NO. 333-132355
            --------------------------------------------------

Dear Mr. Riedler:

      On behalf of Darwin Professional Underwriters, Inc., a Delaware corporation ("DPUI" or the "Company"), we filed via Edgar on May 8, 2006 Amendment No. 3 ("Amendment No. 3") to DPUI's Registration Statement, originally filed on March 10, 2006. The Preliminary Prospectus contained in Amendment No. 3 will be circulated to investors.

      Please note that Amendment No. 3 amends the Registration Statement to register shares of common stock with an aggregate offering price of up to $102,000,000, while the Registration Statement as originally filed on March 10, 2006 registered shares of common stock with an aggregate offering price of up to $85,000,000. Accordingly, on May 5, 2006, the Company wired $1,819 to the Commission's account with Mellon Bank in payment of the additional filing fee (total filing fee of $10,914 less $9,095 paid on March 10, 2006).


   NEW YORK  WASHINGTON, D.C.  LOS ANGELES  EAST PALO ALTO  HOUSTON  AUSTIN
                LONDON  WARSAW  FRANKFURT  MILAN  ROME  BEIJING
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Securities and Exchange Commission
Page 2
May 8, 2006

      If you have any questions concerning the foregoing, please call either Aileen Meehan at (212) 259-6910 or Margaret Lam at (212) 259-6244.


                                Sincerely yours,

                                /s/ AILEEN MEEHAN

                                Aileen Meehan

cc:   Mr. John L. Krug
      Ms. Keira Ino
      Mr. James Atkinson